Issuer Free Writing Prospectus

Filed by: Oasis Petroleum Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-175603

OASIS PETROLEUM INC.

Pricing Term Sheet

Issuer:	Oasis Petroleum Inc.

Security Description:	Senior Notes

Distribution:	SEC Registered

Size:	$400,000,000

Maturity:	January 15, 2023

Gross Proceeds:	$400,000,000

Net Proceeds (before expenses):	$393,400,000

Coupon:	6.875%

Price:	100.000% of face amount

Yield to Maturity:	6.875%

Spread to Benchmark Treasury:	+ 526 bps

Benchmark Treasury:	UST 1.750% due May 15, 2022

Interest Payment Dates:	January 15 and July 15, beginning January 15, 2013

Change of Control put:	Putable at 101% of principal, plus accrued and unpaid interest to the date of purchase.

Redemption Provisions:

First call date:	July 15, 2017

Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points

Redemption prices:	Commencing July 15, 2017: 103.438% Commencing July 15, 2018: 102.292% Commencing July 15, 2019: 101.146% Commencing July 15, 2020 and thereafter: 100.000%

Redemption with proceeds of equity offering:	Prior to July 15, 2015 up to 35% may be redeemed at 106.875%

Change of Control call:	On or prior to July 15, 2013, call at 110.000% of principal plus accrued interest

CUSIP/ISIN Numbers:	674215AE8 / US674215AE80

Ratings*:	B3/B

Denominations/Multiple:	$2,000 x 1,000

Trade Date:	June 27, 2012

Settlement Date:	(T+3) on July 2, 2012

Underwriters of Senior Notes:

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

RBC Capital Markets, LLC

UBS Securities LLC

RBS Securities Inc.

Tudor, Pickering, Holt & Co. Securities, Inc.

Co-Managers:

Johnson Rice & Company L.L.C.

Simmons & Company International

U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting J.P. Morgan Securities LLC at (800) 245-8812; Citigroup Global Markets Inc. at (800) 831-9146; Wells Fargo Securities, LLC at (800) 326-5897; RBC Capital Markets, LLC at (877) 280-1299; UBS Securities LLC at (888) 827-7275; RBS Securities Inc. at (866) 884-2071; Tudor, Pickering, Holt & Co. Securities, Inc. at (713) 333-7100.

Additional Information

Offering Size

Oasis Petroleum Inc. has increased the offering of the 6.875% senior notes due 2023 from $300.0 million aggregate principal amount to $400.0 million aggregate principal amount. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.

Summary—Our business strategy

The following disclosure under “Summary—Our business strategy—Maintain financial flexibility and conservative financial position” on page S-3 of the Preliminary Prospectus Supplement and each other location where such disclosure appears in the Preliminary Prospectus Supplement is amended to read as follows:

“As of June 25, 2012, after giving effect to this offering, we would have had $1.2 billion of liquidity available, including $679.2 million in cash and short-term investments and $500 million available under our revolving credit facility, subject to periodic borrowing base redeterminations.”

Use of Proceeds

The following disclosure under “Use of proceeds” on page S-41 of the Preliminary Prospectus Supplement and each other location where such disclosure may appear in the Preliminary Prospectus Supplement is amended to read as follows:

“We estimate that the net proceeds from this offering will be approximately $392.4 million after deducting the underwriters’ discount and our estimated offering expenses.”

Capitalization

The following numbers (as of March 31, 2012) in the “As adjusted for this offering” column of the table under “Capitalization” on page S-42 of the Preliminary Prospectus Supplement and each other location where such disclosure may appear in the Preliminary Prospectus Supplement are amended to read as follows:

As adjusted for this offering (Dollars in thousands, except share amounts)
Cash and cash equivalents and short-term investments(1)	$679,698

Long-term debt:
Revolving credit facility(2)	—
7.250% Senior Notes due 2019	400,000
6.500% Senior Notes due 2021	400,000
6.875% Senior Notes due 2023	400,000

Total long-term debt	1,200,000
Stockholders’ equity:
Common stock, $0.01 par value; 300,000,000 shares authorized; 93,136,773 issued and 93,074,949 outstanding	922
Treasury stock, at cost; 61,824 shares	(1,783)
Additional paid-in-capital	648,964
Retained earnings	2,986

Total stockholders’ equity	651,089

Total capitalization	$1,851,089

(1)	As of June 25, 2012, we had total cash, cash equivalents and short-term investments of $286.8 million.

(2)	On April 3, 2012, we entered into an amendment to our revolving credit facility in order to, among other things, increase our borrowing base from $350 million to $500 million. As of June 25, 2012, we had no borrowings outstanding under the revolving credit facility and no outstanding letters of credit issued under the revolving credit facility. Please read “Description of other indebtedness.”